KRUEGER GROUP, LLP	Los Angeles San Diego La Jolla	La Jolla Law Building 5510 La Jolla Boulevard La Jolla, California 92037 858 729 9997 858 729 9995 fax blair@thekruegergroup.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

VIA E-MAIL

Mr. Andrew Mew

Accounting Branch Chief

Ms. Ibolya Ignat

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 15, 2013

Re:

Capital Group Holdings, Inc.:  Response to Comment Letter Dated September 20, 2013 Regarding Item 4.021 Form 8-K, Filed October 1, 2013

(SEC File Number 000-17064)

Dear Mr. Mew and Ms. Ignat:

This letter is written on behalf of Capital Group Holdings, Inc., a Minnesota corporation (the “Company”), in connection with the above-referenced matter.  The Company has requested us, as its legal counsel, to respond to your October 3, 2013 letter to the Company written on behalf of the Securities and Exchange Commission (the “Commission”).  Please note that the Company has concurrently revised and filed its Form 8-K/A in response to the Commission’s comments, except as otherwise may be described in this transmittal letter.

The Company’s specific response to each comment is set forth below:

Comment Number One

You disclose that you have determined that your consolidated financial statements for the fiscal years ended June 30, 2012, 2011 and 2010, as well as the quarters therein, and the quarters ended March 31, 2013, December 31, 2012 and September 30, 2012 (collectively, the "Relevant Periods") should no longer be relied upon because of certain accounting errors, as disclosed. Please revise your disclosure to clearly state the date on which you determined that investors should no longer rely upon your financial statements for the specified periods.

The Company determined on September 27, 2013 that certain accounting errors had been discovered. The Company revised its disclosure to clearly state the date on which investors should no longer rely upon our financial statements.

Comment Number Two

Clarify your statement that you determined that your financial statement for the Relevant Periods should no longer be relied upon after discussions with “independent registered public accounting firm professionals. “ It appears that you have not appointed a new independent registered public accounting firm subsequent to the September 4, 2013 resignation of your former auditor, Semple, Marchel and Cooper, LLP.

THE KRUEGER GROUP, LLP

Division of Corporate Finance

United States Securities and Exchange Commission

October 15, 2013

The Company has revised its statement to clarify that we determined that the financial statements should no longer be relied upon. The Company at that time with which the Form 8-K was filed had not appointed a new independent registered accounting firm, and had not formally engaged any accounting firm to review its discovery.

Comment Number Three

Clarify which amended Forms 10-K and 10-Q you intend to file, that is, whether you will amend your Form 10-K for the period ended June 30, 2012 and Forms 10-Q for the periods ended September 30, 2012, December 31, 2012 and March 31, 2013. Specify whether you are planning to revise your conclusions related to the effectiveness of your internal control over financial reporting and the effectiveness of your disclosure controls and procedures as applicable. It appears that your original disclosures should be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatements.

The Company will amend such disclosure in light of the proposed restatement of its Forms 10-K and 10-Q. The Company and its management intend to file amended Forms 10-K and Forms 10-Q for the respective periods as soon as it is reasonably possible and economically affordable for the Company to do so. The Company will revise its conclusion as it relates to the effectiveness of its internal control over financial reporting and disclosure controls and procedures. Based on the preliminary investigation by the Special Committee these controls are deemed ineffective. The Company and its newly appointed independent registered accounting firm will review such controls and report on them in its filings with the Commission.

Comment Number Four

Please provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the period ended June 30, 2012 and the Forms 10-Q/A for the periods ended September 30, 2012, December 31, 2012 and March 31, 2013.

The Company intends to file the necessary Forms 10-K/A and Forms 10-Q/A’s for the respective periods as soon as it is reasonably possible and economically affordable.

Comment Number Five

We note your disclosure in the second paragraph that you had provided preliminary estimated amounts of the adjustments to correct the accounting errors. However, we cannot locate the amounts in the filings. Please advise us or revise.

The Company revised its disclosure as we cannot reasonably ascertain what that number will be and will amend our current report on Form 8-K when determinable.

THE KRUEGER GROUP, LLP

Division of Corporate Finance

United States Securities and Exchange Commission

October 15, 2013

In connection with this letter, the Company hereby acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions or comments at (858) 405-7385.  Your response can also be communicated to us at our e-mail addresses, blair@thekruegergroup.com and kenyonika@aol.com.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.